Filed Pursuant to Rule 433(f) under the Securities Act of 1933

Issuer Free Writing Prospectus dated June 18, 2020

Relating to Preliminary Prospectus dated June 18, 2020

Registration Statement No. 333-239251

EASTERN BANKSHARES, INC.

This free writing prospectus relates to the Registration Statement on Form S-1 (File No. 333-239251), as amended (the “Registration Statement”), that Eastern Bankshares, Inc. (“Eastern”) filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended.

On June 18, 2020, the Boston Globe published online an article written by Jon Chesto in which Robert F. Rivers, Eastern’s Chief Executive Officer and Board Chair is quoted.

On June 18, 2020, the Boston Business Journal (the “BBJ”) published online an article written by Greg Ryan in which Mr. Rivers is quoted.

On June 18, 2020, The Daily Item published online an article written by Steve Krause in which Mr. Rivers is quoted.

The Boston Globe article includes the following statement: “Eastern’s foundation will get 4 percent of the IPO proceeds.” The Daily Item article includes the following statement: “Eastern’s foundation will get four percent of this fall’s projected initial public offering (IPO) proceeds, which will bring its assets up to $180 million, according to some estimates.” The preliminary prospectus filed as part of the Registration Statement states “Upon the completion of the offering, we intend to donate to our charitable foundation, the Eastern Bank Charitable Foundation, a number of shares of our common stock equal to 4% of the shares that will be outstanding immediately after that donation.”

The BBJ article and The Daily Item article include certain statements attributed to Mr. Rivers that are forward-looking statements. Forward-looking statements are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond Eastern’s control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. The section of the preliminary prospectus titled “Forward-looking Statements” summarizes various other factors that could cause actual results to differ materially from the anticipated results or other expectations expressed in any forward-looking statement. Those factors include our ability to continue to implement our business strategies and our ability to enter new markets successfully and capitalize on growth opportunities.

You should consider statements in the Boston Globe article, the BBJ article and The Daily Item article set forth below only after carefully evaluating all of the information in the preliminary prospectus contained from time to time within the Registration Statement and the final prospectus to be subsequently filed with the SEC. In particular, you should carefully read the “Risk Factors” described in such preliminary prospectus and in such final prospectus.

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In a major culture shift, Eastern Bank prepares to go public

The nation’s largest mutually-owned bank traces it roots back two centuries to Salem.

By Jon Chesto Globe Staff, Updated June 18, 2020.

Boston, MA - 3/27/20 - Bob Rivers, CEO of Eastern Bank poses for a portrait in his office on March 27, 2020. Rivers says despite the empty office, they are still very busy during the COVID-19 epidemic. (Blake Nissen/ For The Boston Globe) Reporter:Topic: BLAKE NISSEN/THE BOSTON GLOBE

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Can Bob Rivers bring Boston its next big, independent bank?

We’re about to find out: The Eastern Bank chief executive told his 1,800-plus employees on Thursday that the Boston-based mutual bank has filed a prospectus to go public with the US Securities and Exchange Commission, detailing plans to raise as much as $2 billion.

A dive into the public markets represents a surprising culture shift for the country’s largest mutual bank. Perhaps no one has extolled the virtues of being a mutual bank more than Rivers.

Not having to answer to public shareholders allowed Rivers to direct some of Eastern’s profits to causes that can have a powerful impact on the region: championing LGBTQ rights, boosting early childhood education, investing in Black-owned businesses in Boston, lending to underserved Latinos in Lawrence.

Much was made possible by Eastern’s longstanding practice of hiving off 10 percent of its annual profits to its charitable foundation. (Eastern reported $135 million in net income last year, on $594 million in revenue.) The size of this annual contribution will likely shrink once Eastern converts from a mutual bank to a publicly traded one.

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So why is Rivers doing it? One word: growth. Not growth at any cost, he says, but the growth that can support the digital transformation he believes needs to happen for Eastern to better serve its customers.

Rivers has had to cool his heels as other banks in eastern New England came up for sale over the past five years. As a mutual bank, Eastern has limited capital for acquisitions. (Its last purchase was in 2014: Centrix Bank & Trust, in southern New Hampshire, for $134 million.) Rivers instead relied on organic growth, driving business through the bank’s existing footprint of 89 branches and 23 insurance offices.

Eastern now has more than $12 billion in assets. But it has been a slow march to get to this point. With a 2.4 percent market share in the Boston metro area, Eastern still has plenty of room to grow. Rivers has come around to the fact that to get much larger, he will need outside capital.

First, though, the insiders will get a crack. The initial public offering, expected this fall, will allow qualified Eastern depositors the first opportunity to buy shares, followed by employee retirement plans. Then employees, directors, corporators. The share price will be fixed at $10. The IPO could raise between $1.3 billion and $2 billion, depending on how many shares are sold.

Rivers maintains the IPO will allow the bank to continue to serve its communities at the same level, or make even bigger investments. Here’s how: Eastern’s foundation will get 4 percent of the IPO proceeds, estimated at $60 million. That one-time injection will bring its assets to $180 million, or thereabouts — enough to throw off at least $9 million a year for grants and other good deeds in perpetuity.

Then there are the donations Eastern will continue to make out of its operations, albeit at an unspecified reduced level, as a public company. Getting bigger, Rivers said, will give Eastern more clout and financial muscle.

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That’s great. But there’s one inevitable downside to going public: State rules allow banks to be sold to a bigger acquirer three years after an IPO. This potential windfall has enticed some mutual bank executives in the past, allowing them to cash out with a nice retirement.

Rivers says selling the bank is the last thing on his mind. He’s 55, and has no plans to leave. But he concedes he eventually will be duty-bound to consider offers from bigger banks.

Decades of M&A activity have left Boston without a flagship retail bank of significant size. Rivers wants to fill that hole. The last to go was Fleet, swallowed by Bank of America in 2004. BofA chief Brian Moynihan, a former Fleet exec, lives here, but the bank is headquartered elsewhere. Santander’s US arm is based here, but it’s part of a Spanish conglomerate. Several top Citizens executives are here, too, but the bank is run out of Rhode Island. And while State Street technically remains a big bank, it has long forgone traditional banking to focus on the money management industry.

Two other local banks, Berkshire and Rockland Trust (both public), are around Eastern’s size today. If the public markets help Eastern become a dominant player in Boston’s banking circles, it would be an unexpected evolution for a company with modest North Shore roots. The bank started as a mutual savings bank in Salem, in 1818. Its modern incarnation as Eastern was formed when First East Bank of Lynn merged with Salem Savings in 1981. The relocation to Boston didn’t happen until 2000.

Assuming regulators and the bank corporators approve the IPO plan, two centuries of mutual ownership are about to end.

The bank’s independence should remain intact. There are no guarantees, of course — particularly not when an attractive banking franchise in an attractive market becomes available to potential acquirers.

But if Rivers has his way, the IPO will put Eastern on the right path to thrive for the next two centuries. For Boston’s sake, let’s hope he is right.

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Boston Business Journal

Eastern’s Bob Rivers: ‘I didn’t think I’d be the CEO who took the bank public’

By Greg Ryan

18 June 2020

Eastern Bank’s announcement Thursday that it planned to go public came to a surprise to many in Boston’s banking sector. But for the bank’s management, it was a move 11 months in the making, according to chairman and CEO Bob Rivers.

Every few years, Eastern’s leadership would look at the possibility of going public as part of its fiduciary duties to the institution, “but it’s never been anything we seriously considered,” Rivers said Thursday.

A little less than a year ago, however, executives began to believe that to avoid getting left behind in its technology offerings, it needed to get bigger, according to Rivers. And to get bigger, it needed to go public. “Our deliberations continued through the second half of last year, and the board made the decision to move forward in December,” he said.

Of course, the world was a different place in December. But while the pandemic and the recession gave Eastern’s leaders pause about moving forward with an initial public offering, they ultimately decided to redouble their efforts.

“Primarily because of the technology shifts, and the need to invest more in technology to compete — if anything, the pandemic has put those trends on steroids, given the digital adoption,” he said.

Rivers detailed more about his thinking in an interview with the Business Journal shortly after telling Eastern employees about the plan to go public:

On the reasoning for going public now: “It was mostly looking at changes in technology in the marketplace. It was clear to us that the ubiquitous nature of the cell phone, and its expanded capabilities, were ones that were going to take much more investment for us to continue to keep pace. We realized to have more resources, we need to be bigger.”

On whether he’s concerned bigger banks, like Bank of America and Citizens, are outclassing Eastern on technology now: “Not at all. Today, we’ve invested at an outsized level in technology. We think we’re very competitive today. What we’re worried about is the future, five to 10 years from now. We’re certainly not in any sort of crisis moment, at any stretch, but we’re… making sure we’re building our company for the future.”

On Eastern’s future size: “We believe that raising this capital will allow us to be a $40 billion bank in 10 years.”

On the bank’s size in 10 years, if it didn’t go public: “In the past, we’d double the size of the company every 10 years... it’s hard to say, but certainly a lot smaller than $40 billion.”

On whether, as a mutual, Eastern has been outbid on potential acquisitions in recent years: “We just couldn’t afford them. Our spend (on previous acquisitions) has been in the $100 million to $200 million range. You go look at Blue Hills, that was $727 million. Belmont, that was over $300 million. The franchises that were becoming available just weren’t in our spend range. This will change that.”

On whether he’s interested in future acquisitions in Greater Boston, in other regions, or both: “Both. We’ve got a nice presence here, but it could be a lot bigger. We love this market, and we want to grow more within it. But we have a history of growing contiguously. I expect it will take all those forms, for sure.”

On the possibility of another bank acquiring Eastern after it’s publicly traded for a few years: “That was a big part of our deliberations. What we’re doing here is raising capital… to be around for the next 200 years, not to sell it. That would be counter to what we’re trying to do. It’s something people will obviously worry about. Hostile takeovers in this business are unheard of, and so it really comes down to does management really want to sell. So as long as management has the will to continue to build the company, which we do, there shouldn’t be any expectation of a sale. I didn’t think I’d be the CEO who took the bank public, until recently, so the last thing I want is to be the CEO who sold it.”

On whether Eastern loses anything by not being a mutual: “Certainly, we’re going to be under greater scrutiny than we have before. We’re going to have a new regulator in the Securities and Exchange Commission. We’re going to have investors who expect returns… we think we’re well-prepared for all of that. We think (those changes are) going to be very well-managed. The benefits of doing this far outweigh any of the challenges.”

AFTER 202 YEARS, EASTERN

BANK TO GO PUBLIC

BY STEVE KRAUSE | June 18, 2020

LYNN — In a move that reverses two centuries of mutuality, Eastern Bank Thursday told its employees that it intends to go public in the largest such conversion in banking history, CEO Bob Rivers said Thursday.

Established 202 years ago in Salem, Eastern has been the oldest and largest mutual bank in the United States. Bob Rivers, who took over as CEO 3 1⁄2 years ago, extolled the virtues of it remaining a mutual bank at the time.

“But,” Rivers said, “A lot of people back then were concerned about whether we were going to change, and that caused me, at the time, to restate the five things that weren’t going to change, and No. 1 was a commitment to mutuality.

“However, No. 3 was our commitment to growth. How those two things played against each other is how this happened.”

Mutual banks are responsible solely to their depositors, whereas publicly held banks have shareholders.

Rivers said that the change will be the largest conversion in banking history, but it would not dampen Eastern’s commitment to its North Shore roots. For one thing, he said, the office building at the end of Market Street still contains 500 of the bank’s nearly 2,000 employees. And Rivers said that while Boston may be the bank’s official corporate headquarters, “I still consider Lynn our real headquarters.”

Rivers said the bank needed to grow much more to be competitive with other institutions.

“Being committed to a mutual structure, legally, limits your growth,” he said. “In the last three years we had record earnings, but our growth was not fast enough to keep up long-term with our competition.

“We have grown organically and through acquisitions every few years, but lately we haven’t been able to do that. The only way we could was to become a public company.”

The goal, Rivers said, was to grow the bank from $12 billion to $40 billion in assets in 10 years. But he said that the institution is not planning to widen its scope beyond New England.

“Most of it (expansion) is going to be where we are,” he said. “We’re most concentrated on the North Shore. We’re pretty thin in other parts of our market. We have to fill in. If we moved to the western part of the state, it would be an extension of our Metro West franchise. If we expand to other states, it would be right along the borders. You won’t see us go too far afield. It makes it easier to stay close to our customers.”

However, Rivers said, the decision was still very emotional for him, given his often-stated endorsement of mutuality.

“It was very tough,” he said. “I initiated the conversation and the board of directors started talking about it 11 months ago. We deliberated the whole second half of last year. I had come to the conclusion that we could no longer remain in a mutual structure and took it to the board.

“It was a tough, emotional decision, but ultimately the thing that’s most important to me, and the others, is that Eastern survives. We want to stay around for another two centuries.”

Eastern, as well as being among Lynn’s top employers, has also been one of the city’s leading philanthropic institutions through its charitable foundation. Rivers does not see that changing.

Eastern’s foundation will get four percent of this fall’s projected initial public offering (IPO) proceeds, which will bring its assets up to $180 million, according to some estimates. Rivers believes the move will bring Eastern closer to the Lynn and North Shore community.

“The amount of money we have philanthropically will never be greater,” he said. “I don’t think our commitment to the community can be stronger, not just in terms of philanthropy, but in the number of employees we have. Our advocacy to social justice will be just as strong.

“As we spread our franchise down to the South Shore, and to New Hampshire, some of our senior leadership on the North Shore might lessen, but our largest employee base is Lynn. We are one of the largest employers in Lynn.”

And, he said, those local employees and depositors will be first in line for the offering, “whether they’re businesses or individual customers and their families. I don’t think this will affect banking services. We’ll continue to function in the great way we’ve always functioned.

“We intend to do what we’ve always done. I’m sure there will be things about this change people aren’t going to be happy with. But they can bank, or do their investing, elsewhere. I really hope they don’t, but they can.”

Eastern has filed a registration statement (including a prospectus) with the SEC relating to its offering of common stock to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Eastern has filed with the SEC for more complete information about Eastern and its common stock. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Keefe, Bruyette & Woods, Inc. at (800) 966-1559 or J.P. Morgan Securities LLC at (866) 803-9204.